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www.dechert.com

NICHOLAS DILORENZO
nicholas.dilorenzo@dechert.com
+1 617 728 7171 Direct
+1 617 275 8370 Fax

August 15, 2014

VIA EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:          The Hartford Mutual Funds, Inc. (the “Registrant”) (SEC Files Nos. 333-02381 and 811-07589)

Dear Ms. O’Neal-Johnson:

We are writing in response to comments you provided telephonically to Alice Pellegrino, Robert Davis, Adam Shoffner, Lisa Price and me on August 4, 2014 with respect to the Registrant’s Post-Effective Amendment No. 130, filed on June 13, 2014 relating to Hartford Long/Short Global Equity Fund (the “Fund”). On behalf of the Registrant, we have reproduced your comments below and provided the Registrant’s responses immediately thereafter. Capitalized terms have the meanings attributed to such terms in the Prospectus.

1. Comment:

With respect to the Fund’s expense table, please revise the “Maximum deferred sales charge (load) (as a percentage of purchase price or redemption proceeds, whichever is less)” line item for Class A shares to reflect “1.00%” and revise the accompanying footnote to indicate that such deferred sales charge only applies for investments over $1 million.

Response:

Shareholders of the Fund will generally not be subject to a contingent deferred sales charge (“CDSC”) on redemptions of Class A shares. However, investments of $1 million or more in Class A shares — which qualify for a full waiver of the Class A shares’ front end sales charge — are subject to a CDSC of 1.00% on any shares sold within 18 months of purchase. This fact is disclosed in the “How Sales Charges are Calculated” section of the Fund’s Prospectus.  The Registrant believes that disclosure of this 1.00% CDSC is material to investors, but believes that it is inappropriate to identify such CDSC in the expense table as the Class A shares maximum deferred sales charge given that most shareholders will never be required to pay such sales charges.  Prior to the introduction of the summary prospectus, the Registrant had only disclosed the Class A shares 1.00% CDSC in a footnote to the expense table.  In its implementation of the summary prospectus, the Registrant removed the footnote and included a cross reference to the disclosure of the Class A shares 1.00% CDSC in the “How Sales Charges are Calculated” section of the Prospectus in the narrative introduction to a fund’s expense table.  When the Securities and Exchange Commission (“SEC”) staff (the “Staff”) indicated in its comments to the Registrant’s summary prospectus that such language in the introduction to the expense table is not permitted by Form N-1A, the Registrant removed the cross-reference and added the parenthetical in the expense table indicating that no deferred sales charge applies to Class A investments of under $1 million.  As a result of certain limitations imposed by XBRL, the Registrant had proposed to revert to using only a footnote to disclose this CDSC as part of a previous annual update to the Registrant’s registration statements.  However, the Registrant again received a comment from the SEC Staff indicating that the footnote could only be included to the extent the sales charges referred to in the footnote were included in the expense table.  Accordingly, in order to address the Staff comment, the Registrant reinserted the parenthetical to the expense table indicating that there is no deferred sales charge for Class A shares where under $1 million is invested, such that the deferred sales charge is included in the table.  As indicated above, the Registrant believes that further revision to the expense table to reflect a 1.00% deferred sales charge would be inappropriate and potentially misleading.  For these reasons, the Registrant respectfully declines to make the proposed change.

2. Comment:	With respect to the Fund’s shareholder fee table, please consider deleting the “Exchange fees” line item.

Response:

Item 3 of Form N-1A states that a fund should include in the shareholder fee table certain fees applicable to a shareholder’s investment in the fund, including “Exchange Fees.” Because this line item is an example of an appropriate line item, the Form does not require that a fund omit any line item for which no fee is charged, and this line item is currently included in all other Hartford Funds’ prospectuses, the Registrant respectfully declines to delete the line item.

3. Comment:

With respect to the Fund’s expense table, to the extent acquired fund fees and expenses exceed 1 basis point of the Fund’s average net assets, please include a line item in the expense table for “Acquired fund fees and expenses.”

Response:

As acquired fund fees and expenses are not expected to exceed 1 basis point of the Fund’s average net assets during the fiscal year, the Registrant has not included a line item for “Acquired fund fees and expenses” in the Fund’s expense table.

4. Comment:	Please confirm whether acquired fund fees and expenses are included or excluded from the expense cap as listed in the parenthetical in the footnote to the Annual Fund Operating Expenses table.

Response:

The Registrant notes that to the extent that acquired fund fees and expenses are excluded from a contractual limitation on operating expenses, the footnote to the Annual Fund Operating Expenses table describing the contractual limitation will expressly state that such fees are excluded. Accordingly, the Registrant confirms that acquired fund fees and expenses are included in the contractual limitation for the Fund.

5. Comment:

With respect to the expense reimbursement arrangements disclosed in the footnote to the Fund’s expense table, please delete the disclosure indicating that certain arrangements will renew automatically for one-year terms.

Response:	The Registrant notes that Instruction 3(e) to Item 3 of Form N-1A permits a fund to reflect expense reimbursement arrangements that will be in effect for no less than one year from the effective date of the registration statement in a fund’s expense table provided that the fund also discloses the period for which the arrangement is expected to continue and describes who can terminate the arrangement and under what circumstances. The Registrant believes that its current disclosure is consistent with this requirement, as it describes the fact that the arrangements are in effect for a specific one-year term but are also effectively ongoing for successive one-year terms unless terminated by the reimbursing party prior to the start of the following one-year term or by the Fund’s Board of Directors. For this reason, the Registrant respectfully declines to make the proposed change.

6. Comment:

Please confirm supplementally that the expenses set forth in the expense example reflects the impact of any contractual limitations on operating expenses set forth in the fee table and accompanying footnote only for the initial period set forth in the footnote.

Response:

The Registrant confirms that the Fund’s expense example reflects the impact of any contractual limitations on operating expenses set forth in the Fund’s expense table and accompanying footnote only for the initial period set forth in the footnote.

7. Comment:

The Principal Investment Strategy section indicates that the Fund tends to focus on small capitalization companies with market capitalizations within the collective range of the MSCI All Country World Small Cap Index.” Accordingly, please disclose in this section the collective range of market capitalizations within the MSCI All Country World Small Cap Index (the “Index”).

Response:

The Registrant notes that the collective range of market capitalizations within the Index is currently disclosed as part of the Fund’s Item 9 principal investment strategy disclosure under the heading “Additional Information Regarding Risks and Investment Strategies.” However, the Registrant will revise the existing disclosure to reflect the collective range of market capitalizations within the Index as of June 30, 2014.

8. Comment:	The Staff notes that the Fund may sell credit default swaps. Please clarify supplementally whether the Fund will cover the full notional amount of the underlying instrument when selling credit protection. In this regard, the Staff expects that a fund will cover the full notional value of the swap.

Response:	It is the current policy of the Hartford Funds to cover the full notional value of the swap agreement where a fund writes protection by means of a credit default swap.

9. Comment:

The Staff notes that the Fund may invest in total return swaps. Please confirm supplementally that the Fund is aware of the following: (i) Release No. 10666 under the Investment Company Act of 1940, as amended, (Apr. 18, 1979) (“Release 10666”); (ii) that the Staff’s position regarding asset coverage is under review; and (iii) that the Staff could issue future guidance related to asset coverage, which could impact the manner in which the Fund operates.

Response:

The Registrant confirms that it is aware of (i) Release 10666; (ii) that the Staff’s position regarding asset coverage is under review; and (iii) that the Staff could issue future guidance related to asset coverage, which could impact the manner in which a fund operates.

10. Comment:

With respect to the derivatives disclosure in the Fund’s Prospectus, please ensure that the disclosure is consistent with the Staff’s July 30, 2010 letter to the Investment Company Institute describing derivatives disclosure that should be included in a mutual fund’s prospectus.

Response:	The Registrant has reviewed the disclosure and believes that it is consistent with the Staff’s July 30, 2010 letter.

11. Comment:	Please include a discussion of the Fund’s strategy of active trading in the Principal Investment Strategy section. Alternatively, please delete “Active Trading Risk” from the Main Risks section.

Response:	In response to this comment, the Registrant will insert the following as the final sentence of the second paragraph of the Fund’s Principal Investment Strategy:

“The Fund may trade portfolio securities actively.”

12. Comment:

The Staff notes that, consistent with the requirements of Form N-1A and the June 2014 SEC Division of Investment Management Guidance Update titled “Guidance Regarding Mutual Fund Enhanced Disclosure,” principal investment strategy disclosure provided in response to Item 4 of the Form should summarize the corresponding disclosure provided in response to Item 9. To the extent the Fund’s Item 4 principal investment strategy duplicates, in its entirety or in substantial part, the principal investment strategy disclosure provided in response to Item 9, please consider providing a summary of such Item 9 disclosure in the summary section of the Fund’s Prospectus.

Response:

The Registrant believes that the current disclosure in the Fund’s summary section clearly and accurately describes the Fund’s principal investment strategy and the main risks of investing in the Fund. The Registrant believes that the current description of the Fund’s investment strategy is sufficiently concise for purposes of the summary section. Accordingly, the Registrant has not made any revisions in response to this comment. In addition, the Registrant notes that the Item 9 disclosure includes the “Additional Risks and Investment Information” section, and is, therefore, not duplicative of the summary section.

13. Comment:

In the risk disclosure entitled “Use of Cash or Money Market Investments for Temporary Defensive Purposes” in the Fund’s Prospectus, please confirm supplementally whether the Fund will invest in cash or high quality money market securities solely for temporary defensive purposes.

Response:

The Registrant confirms that the Fund generally invests in cash or high quality money market securities for temporary defensive purposes. However, the Fund may also invest in cash or high quality money market securities for other purposes, including to maintain liquidity. In addition, certain Hartford Funds may also invest in such instruments as a part of their overall investment strategy or for liquidity purposes. The Registrant will consider revising its disclosure consistent with this comment in connection with its annual update filing.

14. Comment:	Please confirm supplementally whether any advance notice to shareholders is required prior to a change in the Fund’s investment goal. If so, please indicate the notice period in the Fund’s Prospectus.

Response:

The Fund’s investment goal is non-fundamental and, accordingly, may be changed without shareholder approval. The Fund is not required to provide advance notice to shareholders in the event of a change in its investment goal. Accordingly, the Registrant will consider whether advance notice to shareholders is appropriate based on the nature and extent of the change.

15. Comment:

Please confirm supplementally whether a description of the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio holdings is available on the Fund’s website. If so, please indicate as much in the Prospectus.

Response:

The Registrant notes that a description of the Fund’s policies and procedures regarding the disclosure of portfolio holdings is not currently available on the Fund’s website. The Registrant will not, therefore, make any changes to the prospectus in response to this comment.

Sincerely,

/s/ Nicholas S. DiLorenzo

Nicholas S. DiLorenzo

cc:                  Alice A. Pellegrino
John V. O’Hanlon

Lisa R. Price